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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Blackhawk Bancorp, Inc.
(Name of Issuer)

Blackhawk Bancorp, Inc.
Blackhawk State Bank
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

09237E105
(CUSIP Number of Class of Securities)

John E. Freechack
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$995,566	$126.14

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $15.25 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder's account immediately prior to the reverse stock split.

**
Determined pursuant to Rule 0-11(b)(1) by multiplying $995,566 by .0001267.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:
Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Blackhawk Bancorp, Inc., a Wisconsin corporation (the "Company"), and Blackhawk State Bank, a Wisconsin-chartered commercial bank and wholly-owned subsidiary of the Company (the "Bank"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. We are proposing that the Company's shareholders adopt amendments to the Company's articles of incorporation that will result in a reverse/forward stock split transaction. If the split transaction is completed, our shareholders of record who hold only fractional shares after giving effect to the 1-for-1,000 reverse stock split will receive a payment of $15.25 per share for each pre-split share. If the split transaction is completed, shareholders of record with less than 1,000 shares prior to the reverse stock split will have no interest in the company and will become entitled only to a cash payment for their shares. The Company expects to pay approximately $1,000,000 to its shareholders in the aggregate in the reverse stock split. After the Company completes the reverse stock split and identifies those shareholders entitled to payment for their pre split shares, it will complete a forward stock split in which each share of common stock will be converted into 1,000 shares of common stock post-split. As a result, shareholders of record who hold 1,000 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations.

        This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.    Summary Term Sheet.
(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION" is hereby incorporated herein by reference.

ITEM 2.    Subject Company Information.
(Reg. M-A 1002)

(a)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Blackhawk Bancorp, Inc. and Blackhawk State Bank" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Split Transaction" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the caption "MARKET PRICE OF BLACKHAWK BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the caption "MARKET PRICE OF BLACKHAWK BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.
(e)	Not applicable.
(f)	The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Prior Stock Purchases" is hereby incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Blackhawk Bancorp, Inc. and Blackhawk State Bank" is hereby incorporated herein by reference.

During the last five years, neither the Company nor the Bank has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of the Company and the Bank.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of the Company and/or the Bank (as specified below). Each person identified below is a United States citizen. Unless otherwise noted; (a) all directors have been employed in the principal occupations noted below for the past five years or more; and (b) the principal address of each person identified below is 400 Broad Street, Beloit, Wisconsin 53511.
Name	Current Principal Occupation or Employment And Material Positions Held During the Past Five Years
R. Richard Bastian, III	Mr. Bastian, age 57, has been a director of the Company and the Bank since 2001. Mr. Bastian has been President and Chief Executive Officer of the Company since 2002 and of the Bank since 2001. Previously, Mr. Bastian was President of the Bank of Kenosha from 1999 to 2001 and Executive Vice President and Director of the Clean Air Action Corporation from 1994 to 2000.

Todd J. James
Mr. James, age 40, has been the Executive Vice President and Chief Financial Officer of the Company and the Bank since February 2003. He started with the Company and the Bank as a Senior Vice President and Chief Financial Officer in 2002. From October 1999 through February 2002, Mr. James was a Senior Vice President of Amcore Investment Group, N.A. He was a Vice President of Amcore Financial, Inc. from October 1998 to October 1999 and Amcore Bank, N.A. from 1994 through October 1998.
David K. Adkins
Mr. Adkins, age 43, has been the Senior Vice President, Real Estate Lending, of the Bank since August 2004. Prior to joining the Bank, Mr. Adkins was a Vice President-Mortgage Operations at Belvidere National Bank.
Roger G. Bryden
Mr. Bryden, age 61, has been a director of the Company and the Bank since 2002. Mr. Bryden is the Owner/Operator of Bryden Motors, Inc., a Dodge-Chrysler-Jeep automotive dealership in Beloit, Wisconsin. Mr. Bryden's principle address is c/o Bryden Motors, Inc., 548 Broad Street, Beloit, Wisconsin 53511.
Terri Burdick
Ms. Burdick, age 41, has been the Senior Vice President, Human Resources, of the Bank since February 2003. From October 2001 to February 2003, she was the Vice President, Human Resources, of the Bank. Prior to joining the Bank, Ms. Burdick was an Human Resources Manager for Swiss Colony.
Stephen P. Carter
Mr. Carter, age 52, has been a director of the Company and the Bank since 2003. Mr. Carter is Executive Vice President, Chief Financial Officer, and Treasurer of Woodward Governor Company, a manufacturer of energy control systems for engines. Mr. Carter's principle address is 3131 Talbot Trail, Rockford, Illinois 61114.
John B. Clark
Mr. Clark, age 61, has been a director of the Company and the Bank since 1989. Mr. Clark has been retired since 1997. Prior thereto he was a Senior Vice President of Wachovia Securities, Inc., a securities investment firm. Mr. Clark's principle address is 1840 Sherwood Drive S.W., Beloit, Wisconsin 53511.
Prudence A. Harker
Mrs. Harker, age 59, has been a director of the Company and the Bank since 2002. Mrs. Harker is President of LifeCircle, LLC and an Investment Advisor Representative for AXA Advisors, LLC. Mrs. Harker's principle address is c/o LifeCircle, LLC, 500 South Park Avenue, South Beloit, Illinois 61080.
Charles Hart
Mr. Hart, age 70, has been a director of the Company and the Bank since 1993. Mr. Hart has been a salesperson at Tricor, Inc., a full service insurance agency, since 1999. Mr. Hart is a Director of Hart, Kruse & Boutelle, Inc., a real estate agency. Mr. Hart's principle address is c/o Tricor, Inc., 520 Grand Avenue, Beloit, Wisconsin 53511.
Kenneth A. Hendricks
Mr. Hendricks, age 62, has been a director of the Company and the Bank since 1996. Mr. Hendricks is Chairman and Chief Executive Officer of ABC Supply Co., Inc., a roofing and siding wholesaler. Mr. Hendricks' principle address is c/o ABC Supply Co., Inc., One ABC Parkway, Beloit, Wisconsin 53511.
Peggy G. Holt
Ms. Holt, age 47, has been a Senior Vice President, Operations, of the Bank since October 2003. Ms. Holt started with the Bank as Vice President, Project Manager, in January 2003. Between January 2002 and January 2003, Ms. Holt was self-employed as a consultant. Prior to that time she was Senior Vice President, Organizational Development, at Bank One.
Charles J. Howard
Mr. Howard, age 57, has been a director of the Company and the Bank since 2000. Mr. Howard is Chairman of the Board and Chief Executive Officer of William Charles, Ltd., a company engaged in heavy construction, waste management, truck sales, and real estate development. Mr. Howard's principle address is 4920 Forest Hills Road, Loves Park, Illinois 61111.

Todd L. Larson	Mr. Larson, age 44, has been a Senior Vice President, Business Banking, of the Bank since January 2003. He was a Vice President, Business Banking, of the Bank since 1998.
Marco T. Lenis
Mr. Lenis, age 53 has been a director of the Company and the Bank since 2004. Mr. Lenis is President and CEO of LaVoz Latina, the largest Hispanic community-based organization in Illinois. Mr. Lenis' principle address is 412 Market Street, Rockford, Illinois 61107.
George D. Merchant
Mr. Merchant, age 71, has been a director of the Company and the Bank since 1989. Mr. Merchant is retired. Prior thereto he was the Owner/Operator of two Dairy Queen ice cream store franchises. Mr. Merchant's principle address is 2413 Liberty Avenue, Beloit, Wisconsin 53511.
James D. Metz
Mr. Metz, age 54, has been a director of the Company and the Bank since 2004. Mr. Metz has been the Assistant Superintendent of Operations for the Belvidere School District since June 2004. Mr. Metz was the Chief Executive Officer and a director of Belvidere National Bank and Trust Company from 1992 through 2002. Mr. Metz's principle address is 1201 5th Avenue, Belvidere, Illinois 61008.
Merritt J. Mott
Mr. Mott, age 58, has been a director of the Company and the Bank since 2001. Mr. Mott is the owner and Chief Executive Officer of Rockford Sanitary Systems, Inc., a designer and manufacturer of fluid filtration/separation systems for commercial plumbing use. Mr. Mott also serves as a member of the Board of Directors of Landstar System, Inc., a publicly traded transportation technology services company. Mr. Mott's principle address is c/o Rockford Sanitary Systems, Inc., 5159 28th Avenue, Rockford, Illinois 61109.
Stephen R. Thomas
Mr. Thomas, age 51, has been a director of the Company and the Bank since 2003. He is President of Cirrus Trails, Inc., holding company for Poplar Grove Airmotive, Inc., the fixed base grantor for Poplar Grove Airport, an aviation service company and President of Emery Air, Inc., an aviation service company Mr. Thomas' principle address is 1003 Beach Bay Road, Poplar Grove, Illinois 61065.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)	The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Purpose and Structure of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Split Transaction on Blackhawk; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Blackhawk," "SPECIAL FACTORS—Accounting Treatment," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Split Transaction" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Blackhawk" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal Rights and Dissenter's Rights; Escheat Laws" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(f)	Not applicable.

ITEM 5.    Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)	The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Related Transactions," is hereby incorporated herein by reference.
(b)-(c)	Not applicable.
(e)	Not applicable.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))

(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Split Transaction on Blackhawk; Plans or Proposals after the Split Transaction" and "SPECIAL FACTORS—Accounting Treatment" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Blackhawk; Plans or Proposals after the Split Transaction," and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Blackhawk" is hereby incorporated herein by reference.

ITEM 7.    Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Purpose and Structure of the Split Transaction" is hereby incorporated herein by reference.
(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Blackhawk; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Blackhawk," and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Split Transaction" is hereby incorporated herein by reference.

ITEM 8.    Fairness of the Transaction.
(Reg. M-A 1014)

(a)-(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9.    Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by this reference. "Appendix B" and "Appendix C" to the proxy statement are hereby incorporated in their entirety herein by reference.

ITEM 10.    Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.
(d)	Not applicable.

ITEM 11.    Interest in Securities of the Subject Company.
(Reg. M-A 1008)

(a)	The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12.    The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Split Transaction" is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.    Financial Statements.
(Reg. M-A 1010(a) and (b))

(a)	The information set forth in the proxy statement under the captions "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" and "OTHER MATTERS—Information Incorporated by Reference" is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" is hereby incorporated herein by reference.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.    Additional Information.
(Reg. M-A 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.    Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)	Not applicable.
(c)(1)	Valuation Report provided by Prairie Capital Services, Inc., dated October 20, 2004.**
(c)(2)	Fairness Opinion provided by Prairie Capital Services, Inc., dated October 20, 2004.***
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on November 15, 2004.

**
Incorporated by reference to Appendix B of Exhibit (a).

***
Incorporated by reference to Appendix C of Exhibit (a).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004
BLACKHAWK BANCORP, INC.
	By:	/s/ TODD J. JAMES
	Name:	Todd J. James
	Title:	Executive Vice President and Chief Financial Officer
BLACKHAWK STATE BANK
	By:	/s/ TODD J. JAMES
	Name:	Todd J. James
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)	Not applicable.
(c)(1)	Valuation Report provided by Prairie Capital Services, Inc., dated October 20, 2004.**
(c)(2)	Fairness Opinion provided by Prairie Capital Services, Inc., dated October 20, 2004.***
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on November 15, 2004.

**
Incorporated by reference to Appendix B of Exhibit (a).

***
Incorporated by reference to Appendix C of Exhibit (a).

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INTRODUCTION
TRANSACTION STATEMENT
  ITEM 1. Summary Term Sheet. (Reg. M-A 1001)
  ITEM 2. Subject Company Information. (Reg. M-A 1002)
  ITEM 3. Identity and Background of Filing Person. (Reg. M-A 1003(a) through (c))
  ITEM 4. Terms of Transaction. (Reg. M-A 1004(a) and (c) through (f))
  ITEM 5. Past Contacts, Transaction, Negotiations and Agreements. (Reg. M-A 1005(a) through (c) and (e))
  ITEM 6. Purposes of the Transaction and Plans or Proposals. (Reg. M-A 1006(b) and (c)(1)-(8))
  ITEM 7. Purpose(s), Alternatives, Reasons and Effects. (Reg. M-A 1013)
  ITEM 8. Fairness of the Transaction. (Reg. M-A 1014)
  ITEM 9. Reports, Opinions, Appraisals and Negotiations. (Reg. M-A 1015)
  ITEM 10. Source and Amount of Funds or Other Consideration. (Reg. M-A 1007)
  ITEM 11. Interest in Securities of the Subject Company. (Reg. M-A 1008)
  ITEM 12. The Solicitation or Recommendation. (Reg. M-A 1012(d) and (e))
  ITEM 13. Financial Statements. (Reg. M-A 1010(a) and (b))
  ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used. (Reg. M-A 1009)
  ITEM 15. Additional Information. (Reg. M-A 1011(b))
  ITEM 16. Material to be Filed as Exhibits. (Reg. M-A 1016(a) through (d), (f) and (g))
SIGNATURES
Exhibit Index